WHITEHORSE FINANCE, INC.
1450 BRICKELL AVENUE, 31ST FLOOR
MIAMI, FLORIDA 33131

June 4, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: John Ganley and Kenneth Ellington

Re:	WhiteHorse Finance, Inc. Registration Statement on Form N-2 File Numbers 333-231247 and 814-00967

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, WhiteHorse Finance, Inc., a Delaware corporation (the “Registrant”), respectfully requests acceleration of the effective date of the Registrant’s Registration Statement on Form N-2 (File Numbers 333-231247 and 814-00967) (the “Registration Statement”) so that the Registration Statement may be declared effective at 12:00 PM, Eastern Time, on June 5, 2019, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (617) 728-7120 or Michael Darby of Dechert LLP at (215) 994-2088, and that such effectiveness also be confirmed in writing. Thank you for your cooperation and attention to this matter.

Sincerely,

WhiteHorse Finance, Inc.

By:	/s/ Edward J. Giordano
Name:	Edward J. Giordano
Title:	Interim Chief Financial Officer

cc:	Stuart Aronson

Richard Siegel

WhiteHorse Finance, Inc.

Thomas J. Friedmann

David Harris

Michael Darby

Dechert LLP